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                                                                  EXHIBIT 99

ITEM 3. LEGAL PROCEEDINGS.

EAST LINE CIVIL LITIGATION AND FERC PROCEEDINGS
In August 1992, two East Line refiners, Navajo Refining Company ("Navajo") and El Paso Refinery, L.P. ("El Paso"), filed separate, though similar, civil lawsuits (the "East Line Civil Litigation") against the Partnership arising from the Partnership's alleged failure to provide additional pipeline capacity from El Paso, Texas to Tucson and Phoenix, Arizona. In addition, El Paso filed a protest/complaint with the FERC in September 1992 seeking to block the reversal of the direction of flow of the six-inch pipeline between Phoenix and Tucson and challenging the Partnership's proration policy, as well as the Partnership's existing East Line rates (the "FERC Proceeding").

EAST LINE CIVIL LITIGATION
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The civil actions brought by Navajo and El Paso (El Paso Refining, Inc., and El
Paso Refinery, L.P. v. Santa Fe Pacific Pipelines, Inc. and Santa Fe Pacific Pipeline Partners, L.P., No. 92-9144, County Court No. 5, El Paso County, filed August 1992) were filed in New Mexico and Texas, respectively, seeking actual, punitive and consequential damages alleged to have been caused by the Partnership's failure to provide additional pipeline capacity from El Paso to Tucson and Phoenix. Generally, the lawsuits allege that the refiners proceeded with significant refinery expansions under the belief that the Partnership would provide additional pipeline capacity to transport their product into Arizona, and that they were damaged by their inability to ship additional volumes into that highly competitive market when the Partnership did not provide such additional capacity. The belief of Navajo and El Paso was purportedly based on alleged oral representations made by General Partner personnel and from language contained in a January 1989 settlement agreement with Navajo, relating to a 1985 FERC rate case.

In July 1993, the Partnership reached a settlement with Navajo whereby Navajo agreed to dismiss its civil litigation in New Mexico and the Partnership agreed to make certain cash payments to Navajo over three years and to undertake and complete an additional pipeline capacity expansion between El Paso and Phoenix if certain events related to volume levels and proration of pipeline capacity should occur within five years of the date of the agreement.

El Paso's August 1992 civil action, as amended, claims unspecified actual damages, which appear to include the alleged $190 million cost of its refinery expansion, plus punitive and consequential damages. In addition, in October 1995, El Paso's general partner, El Paso Refining, Inc. ("EPRI"), filed a Second Amended Petition seeking unspecified damages arising from alleged unfulfilled representations of Partnership management with respect to future East Line capacity, alleging that such representations had been relied upon in negotiating the terms by which EPRI exchanged its refinery assets for ownership interests in El Paso in 1989.

In October 1992, El Paso filed a petition for reorganization under Chapter 11 of the federal bankruptcy laws and halted refinery operations and, in November
1993, the
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bankruptcy was converted to a Chapter 7 liquidation proceeding. During 1994, the bankruptcy trustee for El Paso retained legal counsel for purposes of pursuing
El Paso's litigation against the Partnership. Depositions and written discovery have been conducted by both parties since late 1994. To date, there have been no hearings before the court and there is no pre-trial schedule.

On February 25, 1997, the Partnership entered into an agreement with the El Paso bankruptcy trustee which, subject to the approval of the bankruptcy court, would settle El Paso's and EPRI's claims in these civil matters in exchange for the payment of $16 million by the Partnership in two equal installments. This proposed settlement was submitted to the bankruptcy court overseeing the estates of El Paso and EPRI for approval on March 18, 1997.

FERC PROCEEDINGS
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At various dates following El Paso's September 1992 filing, other shippers on the Partnership's South System, including Chevron U.S.A. Products Company ("Chevron"), Navajo, ARCO Products Company ("ARCO"), Texaco Refining and Marketing Inc. ("Texaco"), Refinery Holding Company, L.P. (a partnership formed by El Paso's long-term secured creditors that purchased El Paso's refinery in May 1993), Mobil Oil Corporation and Tosco Corporation, have filed separate complaints, and/or motions to intervene in proceedings initiated by others, challenging the Partnership's rates on its East and West Lines. Certain of these parties also claim that a gathering enhancement charge at the Partnership's Watson, California pump station is in violation of the Interstate Commerce Act. In subsequent procedural rulings, the FERC has consolidated these challenges (Docket Nos. OR92-8-000, et al.) and ruled that they must proceed as a complaint proceeding, with the burden of proof being placed on the complaining parties. Such parties must show that the Partnership's rates and practices at issue violate the requirements of the Interstate Commerce Act.

On August 30, 1996, Ultramar Inc. ("Ultramar") filed a complaint concerning charges associated with the use of the Partnership's Watson gathering enhancement facilities (Docket No. OR96-15-000) and, on October 21, 1996, filed an additional complaint against the Partnership's West Line rates (Docket No. OR97-2-000), presenting largely the same issues raised by the West Line shippers in the existing FERC proceedings. Management does not believe these complaints raise significant additional issues. These complaints have been held in abeyance pending a ruling in Docket Nos. OR92-8-000, et al.

In June 1994, the complainants filed their cases-in-chief with the FERC, seeking reparations for shipments between 1990 and 1993 aggregating in the range of $15 million to $20 million, as well as tariff rate reductions of between 40% and 50% for future shipments. In August 1994, the FERC Staff submitted its case-in-chief in the FERC proceeding, employing rate-making methodologies similar in several respects to those presented by the complainants. In subsequent filings, the complainants revised their requested relief to seek reparations for shipments between 1990 and 1994 aggregating
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approximately $35 million, as well as rate reductions of between 30% and 40% for shipments in 1995 and thereafter.

Both the FERC Staff and several of the complainants argued, among other things, against the Partnership s entitlement to an income tax allowance in its cost of service. They also utilized the Partnership s capital structure at the time of its formation in December 1988, or a hypothetical capital structure, for the purpose of establishing the Partnership's 1985 starting rate base under FERC Opinion 154-B. In addition, the FERC Staff and the complainants would generally exclude most or all of the Partnership s civil and regulatory litigation expense from its cost of service calculations. Each of these positions is adverse to the Partnership's position regarding its existing rate structure.

As discussed in the Partnership's 1995 Form 10-K, in June 1995, the FERC issued a decision in an unrelated rate proceeding involving Lakehead Pipe Line Company, Limited Partnership ("Lakehead"), ruling that Lakehead could not include an income tax allowance in its cost of service with respect to partnership income that is attributable to limited partnership interests held by individuals. On May 17, 1996, the FERC issued an order on rehearing in that proceeding (the "Lakehead Order") that reaffirmed and clarified the June 1995 decision and further limited Lakehead's entitlement to an income tax allowance by excluding from Lakehead's cost of service the taxes attributable to curative allocations of income to Lakehead s general partner under Section 704 (c) of the Internal Revenue Code. If upheld and applied in the Partnership's FERC Proceeding, the Partnership's entitlement to an income tax allowance in its cost of service could also be limited by the principles stated in the Lakehead Order.

Successive rounds of testimony were filed by the respective parties, including the Partnership, regarding the above summarized issues and other matters relevant to the appropriateness of the Partnership's tariffs and rates. Among other things, certain of the parties submitted revised cases based on the Partnership s 1994 costs and revenues. The Partnership's surrebuttal presentation responded to those cases, defending the Partnership's current rates based on 1994 data, with certain normalizing adjustments, including a significant adjustment to reflect an extensive pipe reconditioning program that was begun in 1994.

Hearings in the FERC Proceeding commenced on April 9, 1996 and concluded on July 19, 1996. The parties completed the filing of their post-hearing briefs on December 9, 1996. An initial decision by the FERC Administrative Law Judge is expected in 1997.

The Energy Policy Act of 1992 ("EPACT") provided that existing oil pipeline rates that were in effect without challenge for 365 days prior to the bill's enactment in October 1992 are deemed to be "just and reasonable," with an exception being allowed for parties, such as Navajo, that were prohibited from filing challenges during that period due to the terms of settlement agreements. In October 1993, with respect to Chevron's complaint, the FERC ruled that the Partnership's West Line rates are deemed "just and reasonable" under EPACT (i.e., are "grandfathered") and may only be challenged upon a showing of a
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substantial change in the economic circumstances which were the basis for the rate ("changed circumstances"). In December 1994, ARCO, Texaco and Chevron filed testimony in which they sought to demonstrate the required "changed circumstances" in order to challenge the Partnership's West Line rates, citing such factors as increased West Line volumes. In April 1995, the United States Court of Appeals for the District of Columbia Circuit dismissed petitions for review of the FERC's grandfathering rulings that had been filed by ARCO and Texaco, on the ground that the FERC rulings are not yet final orders and, therefore, are not yet subject to judicial review.

In December 1995, Texaco filed an additional FERC complaint, which involves the question whether a tariff filing is required for movements on certain of the Partnership's lines upstream of its Watson, California station origin point and, if so, whether those rates may be set in this proceeding and what those rates should be. Texaco's initial complaint was followed by several other West Line shippers filing similar complaints and/or motions to intervene, all of which have been consolidated into Docket Nos. 96-2-000 et al. Hearings before an Administrative Law Judge were held in December 1996 and the parties completed the filing of final post-hearing briefs on January 31, 1997. An initial decision is expected during 1997.

In June 1996, the Partnership entered into an agreement with the El Paso bankruptcy trustee to settle El Paso's claims in the FERC Proceeding with a payment by the Partnership of $1,250,000. The agreement subsequently was approved by the bankruptcy court, and the presiding FERC Administrative Law Judge permitted El Paso to withdraw its complaint. This settlement does not affect El Paso's civil litigation against the Partnership.

In September 1996, the Partnership and Navajo reached an agreement whereby Navajo agreed to withdraw its complaint against the Partnership's West Line rates in exchange for a cash payment of $1,000,000. Navajo s request to withdraw its West Line complaint was submitted to the FERC for approval in November 1996 and is currently pending. This settlement would not affect Navajo's remaining complaint against the Partnership s East Line rates.

During 1996, the Partnership also presented settlement offers to all of the remaining complainants in the FERC proceedings, including Navajo with respect to East Line rates. The terms of the existing settlement agreements with El Paso and Navajo do not provide for rate reductions, but other offers that have been extended do include proposed prospective reductions in the rates at issue in the proceedings.

During the quarter ended September 30, 1996, the Partnership recorded an $8 million provision to increase its existing reserves to reflect the total amount that would be payable under the settlement offers that had been extended as of that date, including those offers that have been accepted by El Paso and Navajo and, during the quarter ended December 31, 1996, recorded an additional $15 million provision to increase its reserves to reflect management's current estimate of the ultimate costs of resolution of the FERC
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proceedings. The Partnership is not able to predict with certainty whether settlement agreements will be completed with some or all of the remaining complainants, the final terms of any such additional settlement agreements that may be consummated, or the final outcome of the FERC proceedings should they be carried through to their conclusions. However, the ultimate resolution of the FERC proceedings could have a material adverse effect on the Partnership's results of operations, financial condition, liquidity and ability to maintain its quarterly cash distribution at the current level.